SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[(Rule 13d-101)]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 12)*

PepsiAmericas, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

71343P200
(CUSIP Number)

Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Tel: (914) 253-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71343P200	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PepsiCo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 54,004,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 54,004,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,004,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% – See Item 5
14	TYPE OF REPORTING PERSON (see instructions) CO

Page 2 of 16 Pages

CUSIP No. 71343P200	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pepsi-Cola Metropolitan Bottling Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,602,096
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,602,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,602,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% – See Item 5
14	TYPE OF REPORTING PERSON (see instructions) CO

Page 3 of 16 Pages

CUSIP No. 71343P200	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pepsi-Cola Operating Company of Chesapeake and Indianapolis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,578,951
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,578,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,578,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% – See Item 5
14	TYPE OF REPORTING PERSON (see instructions) CO

Page 4 of 16 Pages

CUSIP No. 71343P200	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pepsi-Cola Bottling Company of St. Louis, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,752,823
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,752,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,752,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% – See Item 5
14	TYPE OF REPORTING PERSON (see instructions) CO

Page 5 of 16 Pages

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 amends the Report on Schedule 13D, originally filed on December 11, 2000 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on January 2, 2001 (“Amendment No. 1”), Amendment No. 2 thereto filed on December 3, 2002 (“Amendment No. 2”), Amendment No. 3 thereto filed on June 30, 2003 (“Amendment No. 3”), Amendment No. 4 thereto filed on August 23, 2007 (“Amendment No. 4”), Amendment No. 5 thereto filed on November 19, 2007 (“Amendment No. 5”), Amendment No. 6 thereto filed on December 5, 2007 (“Amendment No. 6”), Amendment No. 7 thereto filed on May 19, 2008 (“Amendment No. 7”), Amendment No. 8 thereto filed on June 4, 2008 (“Amendment No. 8”), Amendment No. 9 thereto filed on August 6, 2008 (“Amendment No. 9”), Amendment No. 10 thereto filed on September 3, 2008 (“Amendment No. 10”) and Amendment No. 11 thereto filed on April 20, 2009 (“Amendment No. 11” and, collectively with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share, and associated preferred rights (collectively, the “Common Stock”), of PepsiAmericas, Inc. (the “Company”) beneficially owned, directly or indirectly, by PepsiCo, Inc., a North Carolina corporation (“PepsiCo”).

The Reporting Persons (as defined below) are filing this Amendment No. 12 in connection with PepsiCo’s entry into an Agreement and Plan of Merger with the Company described in Item 4 below.

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.  Capitalized terms used without definitions in this Amendment No. 12 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

This statement relates to the Common Stock of the Company, a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 4000 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402.

Item 2.  Identity and Background.

(a) This Amendment No. 12 is being filed jointly on behalf of each of (i) PepsiCo, a North Carolina corporation, (ii) Pepsi-Cola Metropolitan Bottling Company, Inc. (“Metro”), a New Jersey corporation and wholly owned subsidiary of PepsiCo, (iii) Pepsi-Cola Operating Company of Chesapeake and Indianapolis (“Chesapeake”), a Delaware corporation and wholly owned subsidiary of PepsiCo, and (iv) Pepsi-Cola Bottling Company of St. Louis, Inc., (“St. Louis”, together with PepsiCo, Metro and Chesapeake, the “Reporting Persons”), a Missouri corporation and wholly owned subsidiary of PepsiCo.

Each Reporting Person is principally engaged as a holding company for various entities engaged in the beverage and snack food industries. The address of the principal business and the principal office of each Reporting Person is 700 Anderson Hill Road, Purchase, NY 10577.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of each Reporting Person are set forth on Schedules A through D, respectively, attached hereto and incorporated herein by reference.

In addition, Midland Bottling Co. (“Midland”), a Delaware corporation and wholly owned subsidiary of PepsiCo, principally engaged as a holding company for various entities engaged in the beverage and snack food industries, holds 794,115 shares of Common Stock and Beverages, Foods & Service Industries, Inc. (“BFSI”), a Delaware corporation and wholly owned subsidiary of PepsiCo, principally engaged as a holding company for various entities engaged in the beverage and snack food industries, holds 276,015 shares of Common Stock. The address of the principal business and the principal office of Midland and BFSI is 700 Anderson Hill Road, Purchase, NY 10577.

(d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A through D attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

Page 6 of 16 Pages

(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A through D attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) above.

Item 3.  Source and Amount of Funds or Other Consideration.

The description of the Merger set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.  It is anticipated that funding for the cash portion of the consideration payable pursuant to the Merger will be obtained from working capital and/or other financing sources.

PepsiCo received a Commitment Letter from Bank of America, N.A., Banc of America Securities LLC, and affiliates of Citigroup Global Markets Inc. (collectively, the “Lenders”), dated August 3, 2009 (the “Commitment Letter”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $4,000,000,000 in debt financing in the form of a 364-day senior unsecured revolving credit facility to finance the Mergers, including to backstop commercial paper issued in connection therewith.  This summary of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter filed as Exhibit 99.2 to this Amendment No. 12 and incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction.

On August 3, 2009, the Company, PepsiCo and Metro, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Metro (the “Merger”), with Metro continuing as the surviving corporation and a wholly owned subsidiary of PepsiCo. As of the effective time of the Merger, each outstanding share of common stock of the Company (each, a “Share”) that is not owned by Metro, PepsiCo or any subsidiary of PepsiCo or held by the Company as treasury stock will be cancelled and converted into the right to receive, at the holder’s election, either 0.5022 shares of common stock of PepsiCo or $28.50 in cash, without interest, subject to proration provisions which provide that an aggregate 50% of the outstanding Shares will be converted into the right to receive common stock of PepsiCo and an aggregate 50% of the outstanding Shares will be converted into the right to receive cash. The Merger Agreement contains certain termination rights for both the Company and PepsiCo. The Merger Agreement provides that, upon termination under specified circumstances, the Company would be required to pay PepsiCo a termination fee of $71.6 million. Consummation of the Merger is subject to several customary conditions, including the adoption of the Merger Agreement by the Company’s stockholders, the absence of legal prohibitions and the receipt of requisite regulatory approvals.  In addition, PepsiCo’s obligation to consummate the Merger is subject to the satisfaction of the conditions to the consummation of the merger of The Pepsi Bottling Group, Inc., a Delaware corporation (“PBG”), with and into Metro pursuant to the Agreement and Plan of Merger among PBG, PepsiCo and Metro dated as of August 3, 2009 to the extent they relate to competition laws. Consummation of the Merger is not subject to a financing condition.

It is anticipated that upon consummation of the Merger, the officers and directors of Metro at the effective time of the Merger will become the officers and directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified in accordance with the applicable law.

Upon consummation of the Merger, the Certificate of Incorporation and the Bylaws of Metro as of the effective time of the Merger will become the Certificate of Incorporation and the Bylaws of the surviving corporation until amended in accordance with applicable law.

Upon completion of the Merger, the common stock of the Company will cease to be quoted on the NYSE and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 99.3 to this Amendment No. 12, and is incorporated by reference

Page 7 of 16 Pages

in its entirety into this Item 4.  A copy of the press release issued by PepsiCo is filed as Exhibit 99.4 to this Amendment No. 12, and is incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

(a) Based on the Company’s Annual Report on Form 10-K for the period ended January 3, 2009, as of February 27, 2009, the Company had 125,519,755 shares of Common Stock outstanding.  Percentage figures are based on this number of shares outstanding.  For purposes of Rule 13d-3 promulgated under Exchange Act:

•	PepsiCo may be deemed to beneficially own 54,004,000 shares of Common Stock, or approximately 43.0% of the outstanding shares of Common Stock.

•	Metro may be deemed to beneficially own 33,602,096 shares of Common Stock, or approximately 26.8% of the outstanding shares of Common Stock.

•	Chesapeake may be deemed to beneficially own 10,578,951 shares of Common Stock, or approximately 8.4% of the outstanding shares of Common Stock.

•	St. Louis may be deemed to beneficially own 8,752,823 shares of Common Stock, or approximately 7.0% of the outstanding shares of Common Stock.

•	Midland may be deemed to beneficially own 794,115 shares of Common Stock, or approximately 0.6% of the outstanding shares of Common Stock.

•	BFSI may be deemed to beneficially own 276,015 shares of Common Stock, or approximately 0.2% of the outstanding shares of Common Stock.

(b) By virtue of the relationships reported under Item 2 of this statement, PepsiCo may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by each of Metro, Chesapeake, St. Louis, Midland and BFSI.

(c) No transaction has been effected in the Common Stock by any of the persons named in response to (a) above within the past sixty days.

(d) By virtue of the relationships described in Item 2 of this statement, PepsiCo may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by each of Metro, Chesapeake, St. Louis, Midland and BFSI and the proceeds from the sale of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Merger set forth in Item 4 above.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Exhibit Name

99.1	Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 4).

99.2
Commitment Letter among Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and PepsiCo, Inc., dated August 3, 2009 (incorporated by reference to Exhibit 99.2 to PepsiCo’s Current Report on Form 8-K filed August 4, 2009).

Page 8 of 16 Pages

99.3
Agreement and Plan of Merger, dated August 3, 2009, by and among PepsiAmericas, Inc., PepsiCo, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc. (incorporated by reference to Exhibit 2.2 to PepsiCo’s Current Report on Form 8-K filed August 4, 2009).

99.4
Joint Press Release issued by PepsiCo, Inc., The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc., dated August 4, 2009 (incorporated by reference to Exhibit 99.1 to PepsiCo’s Current Report on Form 8-K filed August 4, 2009).

Page 9 of 16 Pages

SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2009

PEPSICO, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

PEPSI-COLA OPERATING COMPANY OF CHESAPEAKE AND INDIANAPOLIS
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

PEPSI-COLA BOTTLING COMPANY OF ST. LOUIS, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

Page 10 of 16 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.1	Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 4).

99.2
Commitment Letter among Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and PepsiCo, Inc., dated August 3, 2009 (incorporated by reference to Exhibit 99.2 to PepsiCo’s Current Report on Form 8-K filed August 4, 2009).

99.3
Agreement and Plan of Merger, dated August 3, 2009, by and among PepsiAmericas, Inc., PepsiCo, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc. (incorporated by reference to Exhibit 2.2 to PepsiCo’s Current Report on Form 8-K filed August 4, 2009).

99.4
Joint Press Release issued by PepsiCo, Inc., The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc., dated August 4, 2009 (incorporated by reference to Exhibit 99.1 to PepsiCo’s Current Report on Form 8-K filed August 4, 2009).

Page 11 of 16 Pages

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSICO, INC.

     The following is a list of the directors and executive officers of PepsiCo, Inc. (“PepsiCo”), setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Peter A. Bridgman Shona L. Brown*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President and Controller Senior Vice President, Business Operations, Google, Inc.

Albert P. Carey	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO and President, Frito-Lay North America

John C. Compton	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, PepsiCo Americas Foods

Ian M. Cook*†	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, Colgate-Palmolive Company

Massimo F. d’Amore ††	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, PepsiCo Americas Beverages

Dina Dublon*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Former Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co.

Victor J. Dzau*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chancellor for Health Affairs at Duke University and President and CEO of the Duke University Health System

Richard Goodman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chief Financial Officer

Ray L. Hunt*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chief Executive Officer of Hunt Oil Company and Chairman, Chief Executive Officer and President, Hunt Consolidated, Inc.

Alberto Ibargüen*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President and Chief Executive Officer of the John S. and James L. Knight Foundation

Page 12 of 16 Pages

Hugh F. Johnston	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President, Pepsi-Cola North America

Arthur C. Martinez*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Former Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co.

Name	Business Address	Present Principal Occupation

Indra K. Nooyi*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chairman and CEO

Sharon Percy Rockefeller*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President and Chief Executive Officer WETA Public Stations

James J. Schiro*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chief Executive Officer of Zurich Financial Services

Larry D. Thompson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Government Affairs, General Counsel and Secretary

Lloyd G. Trotter*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Partner, GenNx360 Capital Partners

Cynthia M. Trudell	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Human Resources and Chief Personnel Officer

Daniel Vasella*†††	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chairman of the Board and Chief Executive Officer of Novartis AG

Michael D. White*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice-Chairman of PepsiCo and CEO, PepsiCo International

*	Director

†	Ian M. Cook is a citizen of the United Kingdom.

††	Massimo F. d’Amore is a citizen of Italy.

†††	Daniel Vasella is a citizen of Switzerland.

Page 13 of 16 Pages

SCHEDULE B
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

     The following is a list of the directors and executive officers of Pepsi-Cola Metropolitan Bottling Company, Inc., setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Sarah Bergman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Counsel

Robert Biggart	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	General Counsel, PepsiCo Americas Beverages

Kathryn L. Carson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, General Counsel, Pepsi-Cola North America Beverages

Renee Garbus	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

Christine Griff*	PepsiCo, Inc.	Director, Tax Counsel
700 Anderson Hill Road
Purchase, NY 10577

Victor De Hoyos	PepsiCo, Inc.	Senior Tax Manager
700 Anderson Hill Road
Purchase, NY 10577

Charles Mueller	PepsiCo, Inc. 700 Anderson Hill Road	Director, State and Local Taxes
Purchase, NY 10577

Mala Murthy	PepsiCo, Inc.	Vice President and Assistant Treasurer
700 Anderson Hill Road
Purchase, NY 10577

Thomas Salcito	PepsiCo, Inc. 700 Anderson Hill Road	Vice President, Tax Administration
Purchase, NY 10577

Ken Smith	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

Thomas H. Tamoney, Jr.*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Deputy General Counsel and Assistant Secretary

J. Darrell Thomas*	PepsiCo, Inc. 700 Anderson Hill Road	Vice President and Assistant Treasurer
Purchase, NY 10577

*	Director

Page 14 of 16 Pages

SCHEDULE C
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA OPERATING COMPANY OF CHESAPEAKE AND INDIANAPOLIS

     The following is a list of the directors and executive officers of Pepsi-Cola Operating Company of Chesapeake and Indianapolis, setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Sarah Bergman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Counsel

Kathryn L. Carson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, General Counsel, Pepsi-Cola North America Beverages

Renee Garbus	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

Christine Griff*	PepsiCo, Inc.	Director, Tax Counsel
700 Anderson Hill Road
Purchase, NY 10577

Victor De Hoyos	PepsiCo, Inc.	Senior Tax Manager
700 Anderson Hill Road
Purchase, NY 10577

Charles Mueller	PepsiCo, Inc. 700 Anderson Hill Road	Director, State and Local Taxes
Purchase, NY 10577

Mala Murthy	PepsiCo, Inc.	Vice President and Assistant Treasurer
700 Anderson Hill Road
Purchase, NY 10577

Thomas Salcito	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, Tax Administration

Ken Smith	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

Thomas H. Tamoney, Jr.*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Deputy General Counsel and Assistant Secretary

J. Darrell Thomas*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

*	Director

Page 15 of 16 Pages

SCHEDULE D
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA BOTTLING COMPANY OF ST. LOUIS, INC.

     The following is a list of the directors and executive officers of Pepsi-Cola Bottling Company of St. Louis, Inc., setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Sarah Bergman	PepsiCo, Inc.	Senior Counsel
700 Anderson Hill Road
Purchase, NY 10577

Kathryn L. Carson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, General Counsel, Pepsi-Cola North America Beverages

Renee Garbus	PepsiCo, Inc. 700 Anderson Hill Road	Vice President and Assistant Treasurer
Purchase, NY 10577

Christine Griff*	PepsiCo, Inc.	Director, Tax Counsel
700 Anderson Hill Road
Purchase, NY 10577

Victor De Hoyos	PepsiCo, Inc.	Senior Tax Manager
700 Anderson Hill Road
Purchase, NY 10577

Charles Mueller	PepsiCo, Inc. 700 Anderson Hill Road	Director, State and Local Taxes
Purchase, NY 10577

Mala Murthy	PepsiCo, Inc.	Vice President and Assistant Treasurer
700 Anderson Hill Road
Purchase, NY 10577

Brian Nurse	PepsiCo, Inc.	Senior Legal Counsel
700 Anderson Hill Road
Purchase, NY 10577

Thomas Salcito	PepsiCo, Inc. 700 Anderson Hill Road	Vice President, Tax Administration
Purchase, NY 10577

Ken Smith	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

Thomas H. Tamoney, Jr.*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Deputy General Counsel and Assistant Secretary

J. Darrell Thomas*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

*	Director

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